SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of Woori Bank

On June 15, 2020, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve the acquisition of common shares of Woori Bank, a wholly-owned subsidiary of Woori Financial Group. The key details of the acquisition are as follows:

•	Number of shares to be acquired : 40,000,000

•	Purchase price (KRW) : 1,000,000,000,000

•	Ratio of purchase price to total equity of Woori Financial Group : 3.92%, based on Woori Financial Group’s total equity of KRW 25,492,331,547,376 as of December 31, 2019.

•	Method of the acquisition: Cash payment

•	Purpose of share acquisition : To strengthen Woori Bank’s capital adequacy and business competitiveness

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 716,000,000 (100% of Woori Bank’s total issued shares)

•	Expected date of transaction: June 17, 2020 (subject to change)

•	Key financial data of Woori Bank

(in millions of Won)

	Total Assets	Total Liabilities	Total Equity	Share Capital	Operating Revenue*	Net Income	Audit Opinion	Auditor
FY2019	348,181,658	325,526,567	22,655,091	3,381,392	21,290,018	1,527,065	Unqualified	Deloitte Anjin
FY2018	340,447,183	318,494,138	21,953,046	3,381,392	19,940,556	2,051,649	Unqualified	Deloitte Anjin
FY2017	316,295,461	295,730,561	20,564,900	3,381,392	23,725,106	1,530,088	Unqualified	Deloitte Anjin

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**	FY2018 operating revenue includes Woori Card and other subsidiaries’ figures (prior to the stock exchange between Woori Bank and Woori Financial Group relating to subsidiary shares)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 15, 2020	By: /s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President